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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  UNIVEC, INC.
                           --------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                          ----------------------------
                         (Title of Class of Securities)

                                   ----------
                                    ---------
                                 (CUSIP Number)

              David L. Dalton, 10 East Baltimore Street, Suite 1404
                    Baltimore, Maryland 21202 (410) 347-1540
                     ---------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 2001
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
                               CUSIP No. 91335U108
                               -------------------

1.  NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS
                                 David L. Dalton

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]    (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
          OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

Number of shares beneficially owned by each reporting person with:
-------------------------------------------------------------------

7.   SOLE VOTING POWER
           -0-

8.   SHARED VOTING POWER
           6,522,000

9.   SOLE DISPOSITIVE POWER
           6,522,000

10.  SHARED DISPOSITIVE POWER
            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,522,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          43.20%

14.  TYPE OF REPORTING PERSON
          IN


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This Schedule 13D is being filed by the undersigned in accordance with Section
13(d)(1)of the Securities Exchange Act of 1934, as amended ("Exchange Act"), by reason of the acquisition of beneficial ownership of equity securities of the Issuer in connection with the transactions described in Item 4 below.

Item 1.  Security and Issuer

Name of Issuer:  Univec, Inc.

Address of Issuer's Principal Executive Offices:
         22 Dubon Court
         Farmingdale, New York 11735

Title and Class of Equity Securities:
         Common Stock, $.001 par value


Item 2.  Identity and Background

(a)  Name of Person Filing:     David L. Dalton

(b)  Business Address:   10 East Baltimore Street, Baltimore, Maryland 21202

(c)   Principal Occupation and Name, Address, and Principal Business of
      Employer: President and Chief Executive Officer of Univec, Inc., 22 Dubon Court, Farmingdale, New York 11735, manufactures, markets and sells medical products and technology.

(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  United States


Item 3.  Source and Amount of Funds or other Consideration.

See Item 4 below.

Item 4. Purpose of Transaction.

The purpose of this transaction was to make an active equity investment in the Issuer, of which the acquiring person was elected President, Chief Executive Officer and a director following his acquisition of securities of the Issuer.

On December 31, 2001, David L. Dalton acquired 2,567,000 shares of the Issuer's common stock and an option to purchase 3,955,000 shares of the Issuer's common stock at a purchase price of $.01 per share, in exchange for all the outstanding capital stock of Physician and Pharmaceutical Services, Inc. ("PPSI"), a physician sample and pharmacy service company, pursuant to a Stock Purchase Agreement and Plan of Reorganization made and entered into as of December 31, 2001, by and among PPSI, the Issuer and David L. Dalton, which is referred to in
Item 7 of this Schedule 13D and incorporated herein by reference. On January 8, 2002, David L. Dalton acquired the 3,955,000 shares upon exercise of his option for an aggregate exercise price of $39,550 paid from his personal funds.


                                       3
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Item 5. Interest in Securities of the Issuer.

(a)  Aggregate number of shares beneficially owned and percent of
     class:   6,522,000;  43.20%

(b)  Number of shares as to which the undersigned has:

         (i)   sole power to vote or to direct the vote:        -0-

         (ii)  shared power to vote or to direct the vote:   6,522,000

         (iii) sole power to dispose or to direct the
               disposition of:                               6,522,000

         (iv)  shared power to dispose or to direct the
               disposition of:                                  -0-

(c) Other than as described herein, neither the undersigned nor any entity under his control has effected any transaction in Common Stock during the past sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships, with Respect to Securities of the Issuer.

David L. Dalton has agreed to vote his shares of common stock of the Issuer in accordance with the recommendation of a majority of the Board of Directors of the Issuer, as provided in a Voting Agreement effective as of December 31, 2001, by and among the Issuer, David L. Dalton and the other stockholders party thereto, a copy of which is annexed hereto as Exhibit 2 and incorporated herein by reference. Pursuant to the Voting Agreement, the stockholders party thereto have agreed to cause David L. Dalton and certain of his designees to be elected to the Board of Directors of the Issuer.


Item 7. Material to Be Filed as Exhibits.

Exhibits

1. Stock Purchase Agreement and Plan of Reorganization (incorporated by reference to the Issuer's Current Report on Form 8-K (date of earliest event reported December 31, 2001)).

2. Voting Agreement effective December 31, 2001 by and among the Issuer, David L. Dalton and the stockholders of the Issuer party thereto (filed herewith).


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 7, 2002                        /s/ David L. Dalton
                                            -------------------
                                                David L. Dalton


                                       5
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                                                                       Exhibit 2

                                                                  EXECUTION COPY

                                Voting Agreement
                                ----------------

                  THIS VOTING AGREEMENT (the "Voting Agreement") is entered into effective as of December 31, 2001, by and among Univec, Inc. ("U"), a corporation organized and existing under the laws of the State of Delaware, "U Stockholders" as defined in the Stock Purchase Agreement (defined below), Physician and Pharmaceutical Services, Inc. ("PPSI"), a corporation organized and existing under the laws of the State of Pennsylvania, and Dr. David Dalton, PPSI's sole stockholder ("Dr. Dalton" or the "PPSI Stockholder"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Stock Purchase Agreement dated as of December 31, 2001 (the "Stock Purchase Agreement") by and among PPSI, U and the PPSI Stockholder.

                  WHEREAS, pursuant to Section 6.01(c) of the Stock Purchase Agreement, Dr. David Dalton is entitled to appoint certain persons (the "Dalton Appointees") for election to the Board of Directors of U pursuant to certain conditions more particularly set forth below;

                  WHEREAS, the U Stockholders desire to appoint certain persons (the "Insider Appointees") for election to the Board of Directors of U;

                  WHEREAS, the U Stockholders agree to enter into this Agreement to induce PPSI and the PPSI Stockholder to enter into the Stock Purchase Agreement; and

                  WHEREAS, Dr. Dalton agrees to enter into this Agreement to induce U to enter into the Stock Purchase Agreement.

                  Now therefore, as an inducement to PPSI and the PPSI Stockholder, and to U, to enter into the Stock Purchase Agreement, Dr. Dalton and the U Stockholders do hereby enter into this Voting Agreement and agree as follows:

                  1. Each of the U Stockholders shall vote all shares of the capital stock of U owned from time to time by such U Stockholder in favor of the election of the Dalton Appointees pursuant to the following conditions: (A) as of the date hereof, Dr. Dalton shall serve on the Board and shall add one additional member of such Board; (B) in the event that, through Dr. Dalton's relationships and contacts, U receives a cumulative investment equal to or greater than $1,500,000, as such consideration may be determined in the good faith discretion of the Board of Directors of U, Dr. Dalton shall have the power to appoint two members of the Board of Directors of U (in addition to the appointments referred to in clause (A)); one such appointee to replace an existing member of such Board and the other as an additional member of such Board; and (C) in addition to his power to appoint members of the Board of Directors of U pursuant to the foregoing clauses (A) and (B), in the event that, through Dr. Dalton's relationships and contacts, U receives contracts which produce at least $7,000,000 in gross revenue (as defined by GAAP) during the calendar year 2002, Dr. Dalton shall have the power to appoint one additional member of the Board of Directors of U.

                  2. Pursuant to the terms of this Agreement, Dr. Dalton shall vote his shares of the capital stock of U at any time owned by him in favor of the election of the Insider Appointees, provided that such vote does not conflict with the election of the Dalton Appointees.


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                  2A. Each of Dr. Dalton and the U Stockholders shall vote the shares for which a proxy is granted under this Agreement, pursuant to Section 3 below, in accordance with the recommendations of the Board of Directors of U (the "Board Recommendations") to U stockholders on all proposals that are submitted for approval to the stockholders of U.

                  3. Each of Dr. Dalton and the U Stockholders hereby grants to Dr. Dalton and Mr. Joel Schoenfeld (collectively, the "Proxy Holder"), and executes in favor of the Proxy Holder, a proxy to vote all shares of the capital stock of U owned of record or beneficially by Dr. Dalton or such U Stockholder, as the case may be, in (i) favor of the election of the Dalton Appointees and the Insider Appointees; provided that such vote for the Insider Appointees does not conflict with the election of the Dalton Appointees and (ii) accordance with the Board Recommendations. Each of Dr. Dalton and the U Stockholders gives written consent with respect to all the voting equity securities owned by the grantor of the proxy (x) for the election of the Dalton Appointees and the Insider Appointees in the manner set forth above and (y) in favor of the Board Recommendations, granting unto the Proxy Holder full power and authority to do and perform each and every act and thing in connection with the voting of the stock of Dr. Dalton or such U Stockholder, as the case may be, which such Proxy Holder may deem appropriate or necessary, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said grantee may lawfully do or cause to be done by virtue hereof. Such proxy is coupled with an interest, irrevocable and shall survive the death or disability of such U Stockholder (if an individual) or Dr. Dalton and any merger, consolidation, liquidation, bankruptcy, insolvency, dissolution or similar transaction affecting Dr. Dalton or such U Stockholder, or the shares of the capital stock of U owned of record by Dr. Dalton or such U Stockholder, if the Person who becomes the record or beneficial holder of the shares is otherwise a U Stockholder. In the event that, for any reason, the foregoing proxy shall become unenforceable or shall have expired, then Dr. Dalton or such U Stockholder shall execute and grant a new proxy on the same terms as provided herein. The proxy granted hereunder, and the obligations of Dr. Dalton or such U Stockholder under this Voting Agreement, shall be noted on the stock certificates of Dr. Dalton or such U Stockholder and in the stock transfer and voting records and registrar of U.

                  4. The U Stockholders acknowledge that PPSI and the PPSI Stockholder are relying upon this Voting Agreement in connection with the execution, delivery and performance by PPSI and the PPSI Stockholder of the Stock Purchase Agreement.

                  5. Dr. Dalton acknowledges that U is relying upon this Voting Agreement in connection with the execution, delivery and performance by U of the Stock Purchase Agreement

                  6. This Voting Agreement shall expire on the earlier of (i) the tenth anniversary of the date of this Agreement or (ii) the termination of Dr. Dalton's employment by U without Due Cause or by Dr. Dalton for Good Reason (as such terms are defined in the Employment Agreement, between U and Dr. Dalton, dated January 1, 2002). This Voting Agreement shall be governed by the laws of the State of Delaware without giving effect to any choice of law or conflict of law provisions or rules that would cause the application of the laws of any other jurisdiction.


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                  In witness whereof, the parties have executed and delivered this Voting Agreement as of the date first set forth above.

                                    U STOCKHOLDERS

                                         s/ Joel Schoenfeld
                                    ---------------------------------------
                                    Name: Joel Schoenfeld

                                         s/ Alan Gold
                                    ---------------------------------------
                                    Name: Alan Gold

                                         s/ John Frank
                                    ---------------------------------------
                                    Name: John Frank

                                         s/ Richard Mintz
                                    ---------------------------------------
                                    Name: Richard Mintz

                                         s/ Marla Manowitz
                                    ---------------------------------------
                                    Name: Marla Manowitz

                                         s/ Andrew Rosenberg
                                    ---------------------------------------
                                    Name: Dr. Andrew Rosenberg

                                         s/ Flora Schoenfeld
                                    ---------------------------------------
                                    Name: Flora Schoenfeld

                                         s/ Randy Cohen
                                    ---------------------------------------
                                    Name: Randy Cohen


                                    U, INC.

                                    By:      s/ Joel Schoenfeld
                                       -----------------------------------------
                                         Joel Schoenfeld
                                         Chairman of the Board

                                    PHYSICIAN AND PHARMACEUTICAL SERVICES, INC.

                                    By:      s/ David Dalton
                                       --------------------------------
                                               Dr. David Dalton
                                          Chief Executive Officer

                                    PPSI STOCKHOLDER

                                         s/ David Dalton
                                    ---------------------------------------
                                    Name: Dr. David Dalton



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